January 14, 2010

Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:                             Emergency Medical Services Corporation and Emergency Medical Services L.P.
(together, the “Company”)
File No. 001-32701 and 333-127115
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2009

Dear Mr. Shenk:

This letter is submitted by the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as set forth in your letter to the undersigned dated December 31, 2009.  The Company is filing this letter in response to such comments.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response to such comment.

Form 10-K

1.               We note the disparity between your segments in “income from operations” and “adjusted EBITDA” of each segment as a percentage of each respective segment’s revenue.  Please discuss the key factors that distinguish these ratios between your segments to enable investors to better understand how the results of each segment contribute to your consolidated results.

RESPONSE:

Income from operations and adjusted EBITDA as a percentage of revenue historically have been lower at the Company’s American Medical Response, Inc. (“AMR”) segment than at the Company’s EmCare Holdings Inc. (“EmCare”) segment.  While both segments operate primarily in the emergency healthcare industry, the medical transportation and the physician services segments have different business models. This is one of the factors the Company considered when initially deciding and subsequently reevaluating segment reporting under Accounting Standards Codification Section 280 — Segment Reporting.  For fiscal 2008, adjusted EBITDA as a percentage of net revenue at AMR was 9.1% and at EmCare was 10.9%.

The AMR business model requires a much larger fixed asset resource base to service its contracts, and therefore depreciation and amortization as a percentage of revenue is much higher and operating income as a percentage of net revenue is lower.  These assets include various types of ambulances and all of the requisite monitoring and patient treatment equipment included in the ambulances.  With regard to the Company’s EmCare segment, all of the patient treatment equipment is the property of the hospital and therefore not included in the Company’s property, plant and equipment, and related depreciation.  The Company will include additional discussion in future filings related to the AMR requirement for property, plant and equipment.

2.              In regard to “Claims Liability and Professional Liability Reserves,” “Trade and Other Accounts Receivable,” and “Revenue,” please identify the factors affecting each that are most sensitive to change and the effect of the associated sensitivity to change the amount recorded to the extent practical.  If not practical to quantify the effect of sensitivity, discuss why this is the case and why you believe amounts recorded for each are appropriate.  Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

RESPONSE:

Claims Liability and Professional Liability Reserves

The Company’s disclosure relating to this critical accounting policy includes discussion specifically identifying the factors that are most sensitive to change.  From page 67 of the Company’s Form 10-K: “… the use of any estimation technique in this area is inherently sensitive.  Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases.”  The Company does not quantify the effect of sensitivity to these factors because it is not practical given the number of factors considered in establishing these reserves; it is not meaningful to isolate a particular assumption or parameter of the process and estimate the impact of changing that single item.  The Company’s policy is to obtain quarterly actuarial valuations of these reserves and expense accordingly.  These actuarial valuations include estimated reserves by fiscal year.  Any adjustments to prior year reserves are disclosed in the footnotes to the financial statements.

The Company will modify this discussion in future filings to state that the Company believes it is not practical to quantify the effect of sensitivity given the number of factors considered, and that it would not be meaningful to isolate a particular assumption and discuss the impact of changing a single factor.  In addition, in future filings the Company will  quantify the nature and size of any prior period adjustments in the “Critical Accounting Policy” section.  These dollar amounts historically have been included in the Company’s period to period comparison within “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and in the footnotes to the financial statements.

Trade and Other Accounts Receivable and Revenue

The various factors which the Company utilizes to estimate contractual discounted and uncompensated care are discussed in the Company’s critical accounting policies.  As is the case with the Company’s Claims Liability and Professional Liability Reserves, it is neither meaningful nor practical to isolate and evaluate any single assumption and quantify the impact in MD&A.

As discussed on page 68 of the Company’s Form 10-K, the Company regularly analyzes subsequent cash collections after certain stages of the collection cycle and records adjustments to revenue and receivables for differences; these differences are quantified.  In response to the Staff’s comment, in future filings the Company will state that, due to the number of variables considered in evaluating and recording these estimates, the Company believes it would be neither meaningful nor practical to identify any single factor and quantify the impact of the change in that single factor.

3.              In regard to “Trade and Other Accounts Receivable,” it appears to us that the uncompensated care allowance for AMR consists of two components: 1) a provision against gross billings to arrive at net revenue and 2) write off amounts not collected through internal collection efforts.  Please clarify for us the impact of each on the uncompensated care allowance, and tell us your consideration of presenting the allowance segregated into the respective components.  Additionally, please (i) clarify for us the impact on the uncompensated care allowance of your treatment of write offs and recoveries between AMR and EmCare, (ii) why you distinguish your treatments in such fashion, and (iii) why you believe the amount presented for the allowance is appropriate based on your accounting.

RESPONSE:

Trade and Other Accounts Receivable allowances at AMR are only separated and evaluated in two components: an estimated contractual discount allowance and a single allowance for uncompensated care.  Likewise, revenue is evaluated only with respect to two provisions: an estimated contractual discount provision and a single provision for estimated uncompensated care.  Approximately 90% of the uncompensated care allowance relates to self-pay accounts and substantially all of these accounts, when written-off by AMR, are sent to external collection agencies (93% of September 2009 write-offs were sent to collection agencies and 97% of August 2009 write-offs were sent to collection agencies).  There are a number of reasons the remaining accounts are not sent to agencies, including bankruptcies, death, and other events.  Since the Company does not separate uncompensated care allowance into separate components, in response to the Staff’s comment, the Company will revise this discussion in future filings to clarify this fact.

The uncompensated care write offs at AMR decrease the Company’s uncompensated care allowance, whether or not the write-off is with respect to an account sent to a collection agency.  If some amount of recovery is subsequently collected, the account is reactivated (write-offs decrease), the cash is applied, and the net outstanding amount is written-off again.  The net effect of these entries is a reduction to uncompensated care allowance for any cash received.  The Company’s accounts receivable allowance models take into consideration collection agency recoveries and therefore these transactions have no material impact to net revenues or accounts receivable allowances.

Due to system limitations at EmCare, accounts sent to collection agencies are moved to a ‘delinquent’ status out of active accounts receivable.  Delinquent accounts are reported as reductions, i.e., write-offs to the uncompensated care allowance.  Recoveries at EmCare are treated much like those at AMR: the billing process at EmCare will move the account out of ‘delinquent’ status, apply the recovery received, and the balance of the outstanding account is written-off.  The Company uses a ‘delinquent’ status at EmCare because once an account is written off in the EmCare billing system, there is no way to reactivate it to apply any recovery.  Again, the Company’s accounts receivable allowance models takes into consideration collection agency recoveries and therefore these transactions have no material impact to net revenues or accounts receivable allowances.

The amount presented for the uncompensated care allowance is based on Company models developed and revised over years, and the Company reviews net accounts receivable at certain stages of the collection cycle and adjusts for any collection differences.  In fiscal 2008, the Company’s look-back analysis resulted in 0.4% of additional net revenue recorded.  Accordingly, the Company believes its models and processes are appropriate.

4.              Please explain to us the accounting method change referred to in the next to last paragraph on page F-22 in which approximately $16.9 million of interest previously recognized was reversed in 2008.

RESPONSE:

The $16.9 million of interest reversed in 2008 and the disclosure in the Income Tax footnote relates to a change in method for deducting bad debt expense for income tax purposes.  The Internal Revenue Service classifies these as accounting method changes; however, it was not an accounting change as described in Accounting Standards Codification section 250 — Accounting Changes and Error Corrections.

Under prior ownership of the Company, certain entities within the EmCare segment used a Safe Harbor method for calculating and deducting bad debt expense for income tax purposes.  The Company continued using this method subsequent to the ownership change; however, in accordance with the provisions of Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), the Company established a liability to offset specific uncertain tax positions of these deferred tax assets and recorded associated interest on this liability.

During 2008, the Company requested from the IRS a change of methods for calculating bad debt deductions from the Safe Harbor method previously used to the cash basis method.  Once this method change was filed with the IRS, the interest obligation due to the IRS associated with the Company’s FIN 48 liability was eliminated.  Since a majority of the FIN 48 tax liability interest was recorded as a component of goodwill under Statement of Financial Accounting Standards No. 141 (“SFAS 141”), the resulting reduction in the liability for interest was recorded as a reduction to goodwill and did not materially impact the Company’s tax expense or effective tax rate.

Form 10-Q

5.              Please supplementally clarify for us how the net decrease in “property, plant and equipment” for 2009 of $1.349 million as presented in the balance sheet is represented in the statement of cash flows.  In this regard, we note that depreciation and amortization totaled $49.983 million, purchases of property, plant and equipment totaled $33.661 million (the two of these net to

$16.322 million), and the effect of dispositions and acquisitions of businesses reflected in the statement of cash flows relative to property, plant and equipment do not appear to be material.

RESPONSE:

The net decrease in property, plant and equipment of ($1.349) million includes ($34.84) million of depreciation expense, ($0.101) million of proceeds from disposals, and ($0.069) million of gain recorded on disposals, offset by $33.661 million of purchases.

Depreciation and amortization as presented in the statement of cash flows includes depreciation and amortization expense on property, plant and equipment of $34.84 million, amortization of intangible assets of $13.818 million, and amortization of debt issuance costs of $1.325 million.  The expense on property, plant and equipment and intangible assets, which totals $48.658 million, is reported on the face of the statement of operations.  Debt issuance cost amortization is included with interest expense.

These components have been separately reported in the Company’s Form 10-K footnotes, but historically have not been separately reported on a quarterly basis.   The Company does not believe including this information in the Company’s quarterly reporting would provide additional pertinent information to investors. The Company therefore respectfully proposes to the Staff that the Company not be required to revise future filings to include this information.

6.              Please explain to us the circumstances associated with the reduction in unrecognized tax benefits of $64.4 million in the third quarter of 2009, and why your accounting for such did not impact the amount of income tax expense recorded and effective tax rate.

RESPONSE:

The Company established FIN 48 reserves for uncertain tax positions of accounts receivable-related deferred tax assets as described in response to the Staff’s comment number 4.  When final approval of the method change was received from the IRS in the third quarter of 2009, the FIN 48 reserves (included in “Insurance reserves and other long-term liabilities”) were reduced as were the accounts receivable related deferred tax assets (included in “Current deferred tax assets”) in the balance sheet as of September 30, 2009.  The accounting treatment to release the interest obligation upon filing the method change and to release the liability upon approval from the IRS of the method change is consistent with IRS regulations (i.e. the Company would not pay interest upon an IRS audit once the method change was filed, while the uncertain tax position was not mitigated until actual approval of the change in method by the IRS.)

7.              To enable investors to have a complete understanding of the effects of your FEMA deployment in 2008, please quantify the total amount of associated expenses recorded on a consolidated basis.

RESPONSE:

The revenue generated from the Company’s FEMA deployment was all generated pursuant to a single contract between AMR and FEMA.  It would be difficult to isolate all of the expenses associated with this deployment, in which AMR responded with more than 800 ground, para-transit and air ambulances.  A majority of the ambulances and medics to staff them were deployed from existing AMR operations that were transported to the impacted areas.  Overtime and other costs were incurred across AMR’s existing operations to cover for personnel and equipment sent to the FEMA deployment sites.

There are many factors that impact AMR operating income besides the margin on the FEMA contract.  The Company reviewed AMR’s income from operations as a percentage of revenue for the nine months ended September 30, 2009 and the nine months ended September 30, 2007, which were 5.9% and 3.3%, respectively, and did not include any significant FEMA hurricane deployment revenue, compared to 5.4% for the nine months ended September 30, 2008 and which did include FEMA hurricane deployment revenue.  This indicates that the full expense as a percentage of revenue for the hurricane deployment was not significantly different from the rest of AMR’s operations. Further, the direct, readily identifiable costs recorded have been substantially consistent as a percentage of revenue with other AMR 9-1-1 contracts.

Moreover, categorizing expenses on a contract-by-contract basis and disclosing that information would cause the Company commercial harm by providing competitors with a veritable roadmap for bidding against the Company in the future, without thereby providing investors with significant financial insight into the Company in light of the aforementioned difficulties in isolating associated expenses.  The Company respectfully proposes to the Staff that the Company not be required to revise future filings to include this information.

8.              Please explain to us and disclose why total consolidated depreciation and amortization expense decreased in the 2009 periods compared to prior year periods.  The reason is not apparent from your disclosures or related amounts presented.

RESPONSE:

During the eleven month period ended December 31, 2005 and the year ended December 31, 2006, purchases of property, plant and equipment totaled $48.933 million ($53.381 million annualized) and $60.415 million, respectively.  These purchases were substantially higher than other periods for several reasons, including our separation from a prior parent, investing in technology systems to bring the support functions for the AMR and EmCare segments together, and contractual requirements to upgrade equipment.  These investments generally have useful lives of between 3 and 5 years so began to be fully depreciated during the year.  The Company believes that the difference in depreciation expense is primarily a result of (1) the timing when these systems and equipment will actually need to be replaced and (2) AMR’s ability to utilize fewer ambulances to service the Company’s existing contracts.  In response to the Staff’s comment, the Company will include additional disclosure in future filings related to these timing differences and the improved utilization of existing assets.

*   *   *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Sincerely,

/s/ Randel G. Owen

Randel G. Owen
Executive Vice President and
Chief Financial Officer